UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐

UBS AG (“UBS”) produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2010, filed with the SEC on 15 March 2011, as well as UBS’s first quarter 2011 report and second quarter 2011 report submitted to the SEC on Form 6-K on 26 April 2011 and 26 July 2011, respectively.
Capitalization of UBS
The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.
Capitalization of UBS

	As of
	30.06.2011		31.03.2011
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	79,860	95,009	86,556	102,976
Long term debt issued [1]	122,089	145,249	132,276	157,368
Total debt issued [1]	201,949	240,259	218,832	260,344

Equity attributable to UBS shareholders	47,263	56,229	46,695	55,553
Equity attributable to Non-controlling interests [2]	4,377	5,207	5,147	6,124

Total capitalization	253,589	301,695	270,674	322,020

[1]	Includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities.

[2]	Includes preferred securities.
Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.18970 (the exchange rate in effect as of 30 June 2011).
Ratio of Earnings to Fixed Charges
The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no preferred share dividends in any of the periods indicated.

	For the six
	months ended	For the year ended
CHF million, except for ratio	30.6.11	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Pre-tax earnings from continuing operations [1]	3,624	7,094	(3,173)	(28,256)	(4,385)	13,654
Add: Fixed charges	6,588	13,471	17,939	60,672	104,795	81,800

Pre-tax earnings before fixed charges	10,212	20,565	14,766	32,416	100,410	95,454

Fixed charges:
Interest	6,236	12,657	17,016	59,687	103,775	80,880
Other [2]	352	814	923	985	1,020	920

Total fixed charges	6,588	13,471	17,939	60,672	104,795	81,800

Ratio of earnings to fixed charges	1.55	1.53	0.82	0.53	0.96	1.17

[1]	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and non-controlling interest income and the addition of dividends received from associates.

[2]	Other fixed charges is the interest component of rental expense.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: July 26, 2011